ENERGY THAT TRANSFORMS

STRATEGY 2040

ecopetrol GROUP

COMMITTED TO ENVIRONMENT AND VALUE GENERATION

COMPETITIVE RETURNS

	2022 - 2024	2040
ROACE	>8.5%	8% - 10%
Gross Debt/EBITDA	<2.5x	
Transfers to the Nation (TCOP)	13 - 20 annual	
EBITDA Margin	>40%	

GROW WITH THE ENERGY TRANSITION

TARGET 2022 - 2024	
Total organic investment (MUSD)	~17,000 - 20,000
Production (mboed)	~730 (2024) ; 800 - 850 (2030)
Throughput (mbd)	340 - 430
Transported volume (mbd)	~1,000
ISA investment (MUSD)	2,600
Reserve-Replacement Ratio	+100%
AMBITION 2040	
GE Annual EBITDA (MUSD)	13,000 - 14,000
O&G Annual EBITDA (MUSD)	6,500 - 8,500
Low-emission business / GE EBITDA	30% - 50%
Annual investment (MUSD)	5,200 - 6,000

GROW WITH THE ENERGY TRANSITION
COMPETITIVE RETURNS
GENERATE VALUE THROUGH TESG
CUTTING-EDGE KNOWLEDGE

CUTTING-EDGE KNOWLEDGE

2022 - 2024	
CT+i investment (MUSD)	240
Investment in talent training (MCOP)	100,000
2030+	
Personal allocated to reskilling by 2030	70%
Cumulative EBITDA by 2040 through technology and innovation (MUSD)	20,000 - 30,000

GENERATE VALUE THROUGH TESG

2022 - 2024	
Sustainability investment (MUSD)	1,400 (ex. ISA)
GHG cumulative emission reductions since 2020 (T CO_2)	~ 1´600,000
Social investment (TCOP)	1.5
Renewable energy capacity (MW)	400 - 450
2040+	
Non-O&G positions by 2040	230,000
Zero water discharges by 2045	Zero
Net emissions of CO2 equivalent by 2050 (scopes 1 and 2)	Zero

Assumptions : Brent 2022: USD 63/Bl, 2023 and 2024: USD 60/Bl, 2025-2040: USD 45-55/Bl. USDCOP 2022: COP 3,800, 2023 and 2024: COP 3,750, 2025-2040 : 3,800
TESG: Technology, Environmental, Social and Corporate Governance
GE: Ecopetrol Group

The Ecopetrol Group launches its 2040 Strategy “Energy that Transforms” and reveals the operational and financial targets of its 2022 - 2024 Business Plan

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces the launch of its 2040 strategy and its operational and financial targets for the 2022 - 2024 term (22 – 24 Plan).

The long-term strategy of the Ecopetrol Group (GE for its Spanish acronym), so-called “Energy that Transforms”, fully addresses current environmental, social, and governance challenges, maintaining its focus on generating sustainable value for all its stakeholders. Its objective is to consolidate an agile and dynamic organization that promptly adapts to the changes being faced by the energy industry, the challenges of a world advancing in the generation and use of clean energy, moving ahead towards growth opportunities and leadership in the American continent.

“Energy that Transforms” positions the Ecopetrol Group as an integrated energy group that participates in all segments of the hydrocarbon chain (exploration, production, midstream, downstream, and commercialization) and in the linear infrastructure, both in energy transmission as well as toll road concessions, with the prospect of potentially continuing to diversify into businesses that allow to continue reducing its carbon footprint and achieve the target of becoming a net-zero carbon emissions company by 2050 (scopes 1 and 2). This strategy is comprised of four strategic pillars: (i) Grow with the Energy Transition; (ii) Generate Value through TESG[1], (iii) Cutting-edge Knowledge, and (iv) Competitive Returns. Within the context of these four pillars, the main operational and financial targets of the 22 - 24 Plan and the long-term objectives are presented below:

1)	Grow with the Energy Transition

The first pillar aims to maintain our competitiveness in the integrated hydrocarbon chain and increase gas supply, offshore exploration, enhanced recovery, and the development of unconventional reservoirs (YNC for its Spanish acronym), thereby strengthening our traditional businesses with the latest technology and innovations to have more sustainable processes and maximize the value of reserves and future barrels.

On average, between USD 5,200 and USD 6,000 million are expected to be invested annually by 2040[2]. Between 2022 and 2024, organic investments are expected to be in a range between USD 17,000 million and USD 20,000 million (between COP 65 and COP 76 trillion), of which 69% is expected to be allocated to projects in the upstream segment, focused on domestic exploration in the Piedemonte Llanero and the Mid-Magdalena Valley basins, and the Colombian Caribbean offshore, with international exploration in the United States and Brazil. In production, investment is expected to be focused on enhanced recovery technologies, new activity in the Piedemonte Llanero, and protecting the basic curve by improving the natural decline of the fields. In line with international best practices, the valuations for these projects include greenhouse gas emissions cost under the CO2 shadow price methodology, with a price curve that begins at 20 USD/tCO2e today and reaches 40 USD/tCO2e by 2030.

[1] Technology, Environmental, Social, and Governance

[2] Price Assumption Plan 22 – 24: 2022: 63 USD/Bl, 2023 and 2024: 60USD/Bl. Price Assumption Long Term Plan: 2025 – 2040: 45 – 55 USD/Bl.

The Plan estimates production levels of between 700 and 705 thousand barrels of oil equivalent per day (mboed) in 2022, reaching levels close to 730 mboed in 2024. In terms of unconventional reservoirs, investments totaling USD 1,870 million are expected by 2024 to continue to grow in the US Permian basin, with investments expected to surpass USD 80 million in the Kalé and Platero Comprehensive Research Pilot Projects, located in the Mid-Magdalena Valley in Colombia.

In the long term, the Plan seeks to strengthen the EBITDA by maximizing reserves and production, pursuing resilience and competitiveness. The expected production in 2030 is nearly 850 mboed, even in conservative price scenarios (45 - 55 USD/Bl).

Regarding gas, a critical energy source within energy transition, the 22 – 24 Plan foresees project investments of approximately USD 1,800 million, emphasizing the development of exploration and production projects in the Piedemonte Llanero, and continental and offshore Caribbean. In the long-term, our own production is expected to increase, along with a search for new commercialization options, seeking also to venture into regasification and storage. The latter is expected to: (i) increase EBITDA by between USD 800 and USD 2,000 million through organic growth (versus a baseline of ~USD 620 million in 2019), and (ii) maintain GE's market share in Colombia at 78% in gas and 77% in Liquefied Petroleum Gas (LPG).

In the midstream segment, the 22 – 24 Plan foresees transported volumes of over one million barrels per day, in line with the performance of domestic production and demand for liquid fuels, supported by expected investments of between USD 800 and USD 900 million. The segment’s objectives aim at increasing the reliability of the oil pipeline systems, generating operational efficiency, and improving the multipurpose pipelines’ operations, enabling growth in the traditional business and the consolidation of GE as a comprehensive logistics operator. In the medium-term, international diversification will be pursued.

The long-term objectives of the segment include: (i) capturing over a 90% share of the Colombian hydrocarbon transport market and (ii) maintaining a Return on Average Capital Employed (ROACE) above 15%, (iii) maintaining EBITDA at levels close to USD 2,200 million annually until 2040, and (iv) in terms of diversification, generate an average EBITDA of USD 420 million per year (between 2022 and 2030).

The downstream segment is expected to enter into investments of USD 1,200 to USD 1,400 million between 2022 and 2024, with a focus on guaranteeing the reliability and sustainability of the operations of the Barrancabermeja and Cartagena refineries, as well as the development of the fuel quality programs and wastewater management to ensure increasingly cleaner effluents and more resilient refineries to face energy transition scenarios.

In this sense, the value proposal aims to achieve a joint throughput of between 340 and 360 thousand barrels per day in 2022, reaching between 420 and 430 thousand barrels per day in 2024. In the long term, it seeks to: (i) increase the margin of existing refinery assets by 1 and 2 USD/Bl; (ii) maximize the polypropylene margin to between 20 and 50 USD/ton, and (iii) assess options for diversifying into petrochemicals to increase their share in GE's EBITDA by 2 to 3%.

Additionally, the value of the various products is expected to be strengthened through commercial strategies to maximize the commercialization margin by 1 USD/Bl per year between 2022 - 2030, diversifying heavy crude destinations, leveraging the advantage in quality and reliability of supply, integrating customer-based logistics and recipes. Furthermore, to reach an incremental marketing margin of 0.17 to 0.30 USD/Bl annually between 2022 - 2030 in crude oil from international subsidiaries and third parties.

For the transmission and toll roads business line, the aim is to continue the growth trajectory both in new and existing geographies, taking advantage of ISA's strategic leadership position in the power transmission business in Latin America.

The 22 – 24 Plan captures the expected benefits of ISA's consolidation into the Ecopetrol Group, contributing close to 20% of the GE's EBITDA during the term of the Plan. During this time, investments for approximately USD 2,600 million (~15% of total GE investments) are expected to be carried out, concentrated mainly in Brazil (42%) and Colombia (25%), as well as Peru and Chile. In this way, the continuity of ISA's 2030 Strategic Plan is expected to be guaranteed. The diversification towards low-emission businesses in the long term contemplates: (i) between 2019 and 2030, carry out investments of USD 8,300 million in current businesses and geographies and USD 2,200 million in new geographies, and (ii) have non-conventional renewable energies achieve a share between 25% and 40% in the self-generation matrix by 2040.

The foregoing is expected to be supported by, besides ISA, the gradual incursion into emerging businesses aligned with new global trends to mitigate climate change effects, such as the production of low-carbon hydrogen as an energy source, Carbon Capture, Utilization, and Storage (CCUS), and Natural Climate Solutions (NCS). The value proposition includes diversifying into low-emission businesses representing between 30% and 50% of GE's EBITDA by 2040. To this end, over the next three years more than USD 200 million is expected to be invested in green hydrogen projects in the Cartagena and Barrancabermeja refineries, and in CO2 capture projects through both emerging technologies (CCUS) and natural climate solutions (SNC) projects.

2)	Generate Value Through TESG

This pillar seeks to strengthen the transparent and ethical bonds of trust with the stakeholders with whom the GE relates, applying high standards of corporate governance to achieve environmentally responsible, safe, and efficient operations in which innovation and technology act as catalysts to accelerate the solutions to future challenges. For this, there are 5 strategic lines: (i) build and generate value through an efficient, clean, and safe production, (ii) accelerate and prioritize decarbonization and energy efficiency, (iii) ensure circular water management, (iv) support local development in the territories where we operate, and (v) generate trust in the social environment through proactive dialogue and improving quality of life, with a focus on inclusion and the reactivation of local economies.

In line with the TESG objectives, the 22 – 24 Plan (without ISA) includes investments for approximately USD 1,400 million in projects for comprehensive water management, decarbonization, energy efficiency, use of energy and alternative sources, fuel quality improvements, and studies and pilots in green and blue hydrogen for applications in refineries and mobility.

In this respect, the Plan is clearly focused on supporting the energy transition strategy, including the addition of renewable energy sources for self-consumption by taking advantage of wind, solar and geothermal technologies. Strengthening socio-environmental investment programs, intensifying digital transformation, and accelerating the development and implementation of technologies to optimize operations throughout the value chain. The GE is expected to increase its self-generation capacity with renewable energies in a range between 400 and 450 MW.

Consequently, the long-term TESG targets include: regarding environmental issues, achieve (i) net-zero emissions of CO2 equivalent by 2050 (scopes 1 and 2), (ii) zero routine gas flaring by 2030, (iii) zero water discharges by 2045, along with a reduction of 58% to 66% in the intake of fresh water for operations. For social matters, it is expected for the GE to promote the generation of about 230 thousand new non-oil jobs by 2040, and to contribute to the education of 2 million young Colombians. As a symbol of this commitment, GE is expected to seek to rank among the 5 public companies globally with the best Dow Jones Global Sustainability Index score by 2030.

3)	Cutting-edge Knowledge

This pillar seeks to develop the required capacities to face the challenges towards growth and TESG, through a comprehensive science, technology, and innovation strategy (CT+i for its Spanish acronym), as well as improving the competitiveness and resilience of current assets, contributing to diversification, increasing clean energy, decarbonizing operations and optimize human talent through transformative practices by means of training programs to optimize performance (upskilling) or fill new positions (reskilling).

Accordingly, as part of the goals of 22 - 24 Plan, more than USD 240 million is expected to be allocated to innovation, technology, and digital transformation projects, which include cybersecurity and cyberdefense programs, optimization of the supply chain, technologies for production water management as a profitable and sustainable resource, new technologies to increase the recovery factor, and studies for the capture of CO2 in natural sinks. In addition, the plan includes an investment of approximately COP 100 billion by 2024 destined to optimize human talent through training, with close to 35% thereof allocated to retooling.

Thus, the expected long-term results are: (i) generate between USD 20,000 and USD 30,000 million of cumulative EBITDA by 2040 through technology and innovation, (ii) have approximately 70% of workers complete reskilling programs by 2030, and (iii) achieve automation of 100% of human talent processes by 2030.

4)	Competitive Returns

Finally, the fourth pillar ensures continuity of our strict capital discipline, the efficient use of resources, and the protection of GE's cash, all of which have been leveraging GE's strategy since 2015. The investment projects of the 22 - 24 Plan have an average breakeven price of 36 USD/Bl, which shows a value expectation supported by the quality and resilience of the organic portfolio and the rigorous process of optimizing liquidity use, that a moderate expectation of international crude oil prices (45 – 55 USD/Bl), will allow the GE to achieve incremental returns above capital discipline pricing. The Plan is profitable and robust at Brent prices of 63 USD/Bl for 2022 and 60 USD/Bl for 2023 and 2024, with an EBITDA margin above 40% and an operating cash flow close to COP 95 trillion for the three years of the Plan.

The Group has proposed a new competitiveness agenda that seeks to achieve cumulative efficiencies of COP 4 trillion by 2024, of which COP 2.7 trillion will impact EBITDA and COP 1.3 trillion CAPEX. With this, the lifting cost is expected to be less than 10 USD/Bl, the refining cash cost in a range between 4.8 and 5.3 USD/Bl, and the cost per barrel transported around 3.3 USD/Bl. Likewise, a ROACE of over 8.5% and indebtedness levels in line with stand-alone investment grade are estimated, with a Gross Debt/EBITDA ratio of less than 2.5x.

The long-term aspiration includes: (i) achieving an EBITDA of between USD 9,000 and USD 12,000 million per year by 2030 and USD 13,000 and USD 14,000 million per year by 2040, (ii) achieving a ROACE between 8% and 10%, (iii) maintaining the ordinary dividend policy at between 40% and 60%, in line with operating results and (iv) maintain the Gross Debt/EBITDA ratio below 2.5x. This strategy allows projecting an EBITDA compound annual growth rate (CAGR) between 3% and 4% by 2040. The long-term strategy will allow transfers to the Nation between COP 13 and 20 trillion annually on average, through royalties, taxes, and dividends.

According to Felipe Bayón, Ecopetrol’s CEO, “during the next 20 years, Energy that Transforms will consolidate us as a leading energy group in Latin America, financially solid, with highly decarbonized, diverse and inclusive operations, and with cutting-edge technology to continue being an engine for growth, reactivation and greater well-being of our stakeholders.”

Bogotá D.C., February 8, 2022

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 17,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the company and their continued access to capital to finance the company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, the performance of the Colombian economy and the industry, among other factors, and are consequently subject to change without prior notice.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Tatiana Uribe Benninghoff

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Mauricio Téllez

Email: mauricio.tellez@ecopetrol.com.co